UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
BatteryXchange, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    February 27, 2019

Physical address of issuer
5623 McDowell Run Drive, Huntsville, North Carolina 28078

Website of issuer
https://batteryxchange.co/

Current number of employees
2

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$62,140.28	$0.00
Cash & Cash Equivalents	$2,974.28	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$1,396.64	$0.00
Long-term Debt	$2,500.00	$0.00
Revenues/Sales	$119,921.36	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$61,649.86	$0.00

April 30, 2021

FORM C-AR

BatteryXchange, Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by BatteryXchange, Inc., a Delaware corporation (the "Company", as well as references to "we", "us", and "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literate. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the SEC annually and post the report on its website at www.procertas.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is **April 30, 2021**.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward-Looking Statement Disclosure
This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions, which are intended to identify forward-looking statements, in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company and its managers have made in light of industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances to anticipate. As you read and consider this Form C-AR, you should understand that these statements are not guarantees or performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual performance and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projects in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

TABLE OF CONTENTS

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

BatteryXchange, Inc. (the "Company") is a Delaware corporation formed on February 27, 2019.

The Company is located at 5623 McDowell Run Drive, Huntsville, North Carolina 28078.

The Company's website is batteryxchange.co.

The information available on or through our website is not part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Limited operating history
The Company was founded in February 2019, is an early stage company with no operating history upon which to evaluate its business and has generated no revenues to date. The Company is not currently profitable. Although management of the Company currently anticipates that its business strategy will be successful, the Company may not be able to achieve the revenue growth in the coming years necessary to achieve profitability. The Company's prospects also must be considered in light of the risks and difficulties frequently encountered by startup companies in today's business environment. The Company may not be successful in addressing these risks, and the business strategy may not be successful.

Unpredictability of future revenues; Potential fluctuation in operating results
Because the Company has no operating history, the ability to forecast revenues is limited. The Company's future financial performance and operating results may vary significantly from projected amounts and fluctuate substantially from quarter to quarter due to a number of factors, many of which are likely to be outside of the Company's control. These factors, each of which could adversely affect results of operations and future valuation, include:
- *demand for the Company's products and services;*
- *introduction or enhancement of products and services by the Company and its competitors;*
- *actual capital expenditures required to bring the Company's products and services to market;*
- *market acceptance of new products and services of the Company and its competitors;*
- *price reductions by the Company or its competitors or changes in how products and services are priced; the Company's ability to attract, train and retain qualified personnel;*
- *the amount and timing of operating costs and capital expenditures related to the development and expansion of the Company's business, operations and infrastructure;*
- *unexpected costs and delays relating to the expansion of operations; change in federal or state laws and regulations;*

- *timing and number of strategic relationships that are established; loss of key business partners; and*
- *fluctuations in general economic conditions.*

The projections of the Company's future operating costs are based upon assumptions as to future events and conditions, which the Company believes to be reasonable, but which are inherently uncertain and unpredictable. The Company's assumptions may prove to be incomplete or incorrect, and unanticipated events and circumstances may occur. Due to these uncertainties and the other risks outlined herein, the actual results of the Company's future operations can be expected to be different from those projected, and such differences may have a material adverse effect on the Company's prospects, business or financial condition. Any projections that were prepared or provided by the Company were not prepared with a view toward public disclosure or complying with the published guidelines of the American Institute of Certified Public Accountants or the Securities Exchange Commission regarding projected financial information. Under no circumstances should such information be construed to represent or predict that the Company is likely to achieve any particular results.

Reliance on key management employees and future personnel
The success of the Company is dependent on the efforts of a limited number of key people. The Company has not made plans to purchase key person life insurance. The loss of key personnel could have a serious adverse effect on the Company's prospects, business, operating results, and financial condition. To fulfill its operating plans, the Company's future success also depends on its ability to identify, attract, hire, train, retain and motivate additional highly-specialized personnel to fulfill various roles within the Company. Competition for such personnel is intense and there can be no assurance that the Company can attract, assimilate or retain sufficiently qualified personnel. The failure to attract and retain the necessary personnel could materially and adversely affect the Company's business, prospects, financial condition and results of operations.

No assurances of sufficient financing; Additional capital may be required
Although the Company believes the proceeds of the Regulation CF Offering provided adequate funding to develop and successfully support its business plans, there can be no assurances that such funds will be adequate. If the Company's cash requirements exceed current expectations, the Company may need to raise additional equity or debt capital, beyond what is being sought with current efforts. There can be no assurance that adequate additional financing on acceptable terms will be available when needed. The unavailability of sufficient financing when needed would have a material adverse effect on the Company and could require the Company to terminate its operations.

Competition from other businesses
The Company will compete in a competitive market with several established portable mobile phone charging providers. The Company expects competition to increase in the future. If and when the Company expands the scope of its product and service offerings, it may compete with a greater number of companies across a wider range of products and services. Many of the Company's current competitors and potential new competitors may have longer operating histories, greater name recognition, larger client bases and significantly greater financial, technical and marketing resources than the Company. These advantages may allow them to respond more quickly to new or emerging technologies, changes in laws or regulations, and changes in client and/or user requirements. There can be no assurance that the Company will be able to compete successfully in its chosen markets and competitive pressures may materially and adversely affect the Company's business, prospects, financial condition and results of operations. Any significant success of the Company's competitors can damage relationships with its customers and service providers, diminish the Company's market share, and present significant obstacles to the further development of the Company.

Existing and potential litigation
Although management is unaware of any threatened or pending litigation against the Company or management, there can be no assurance that future claims will not be asserted and that, even if without merit, the cost to defend against such claims would not be significant, thus having a material adverse effect on the Company's business, financial condition and results of operations. The Company has never filed any lawsuit against any other person or entity, or been the subject of a lawsuit.

Need to develop new products and services
The success of the Company is dependent upon the Company's ability to develop and introduce in a timely manner new products and services that incorporate technological advances, keep pace with evolving industry standards, and respond to changing customer requirements. If the Company is unable to develop and introduce new products and services or enhancements in a timely manner in response to changing market conditions or customer requirements, the Company's business, financial condition and results of operations would be materially adversely affected.

Control of the Company

The officers and/or directors comprising the Company's management team will have sole management authority over the business of the Company, regardless of the opposition of Investors to pursue an alternate course of action. Investors will not become shareholders of the Company and shall have no voting, dividend, minority ownership rights, or other rights or status as a shareholder of the Company as a result of his, her or its investment. Investors have no right to vote with respect to the management or to participate in any decision regarding management of the Company's business.

The Company is obligated to indemnify its management

Executive officers and managers of the Company owe certain duties to the Company they serve in connection with the use of its assets. Executive officers and managers are fiduciaries, and as such are under obligations of trust and confidence to the Company and owners to act in good faith and for the interest of the Company and its owners, with due care and diligence. Notwithstanding the foregoing, the Company is obligated to indemnify officers and managers of the Company for actions or omissions to act by such officers and managers of the Company on behalf of the Company that are authorized under the organizational documents of the Company. In addition, an officer may be entitled to advancement of expenses they may incur associated with or in defense of charges, claims or legal action arising from such person's position as an officer or manager of the Company, which could result in a decrease in the assets available for Investors in certain circumstances. The assets of the Company will be available to satisfy these indemnification obligations. Such obligations will survive dissolution of the Company. There are very limited circumstances under which the management of the Company can be held liable to the Company. Accordingly, it may be very difficult for the Company or any Investor to pursue any form of action against the management of the Company.

Limited ability to protect intellectual property rights

The Company's business model is dependent on proprietary technology. As such, licensing, developing and protecting the proprietary nature of this technology is crucial to the success of the Company. The Company will rely on intellectual property laws, all of which offer only limited protection. Competitors may infringe upon any patents or trademarks that the Company takes out on its proprietary technology. Failure to adequately protect its intellectual property from current competitors or new entrants to the market could have a material adverse effect on the Company's business, operating results, and financial condition. If the Company resorts to legal proceedings to enforce the Company's intellectual property rights, the proceedings could be burdensome and expensive and could involve a high degree of risk. Additionally, the Company may become subject to third-party claims that it infringed upon their proprietary rights or trademarks. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, injunctions against the Company or the payment of damages by the Company.

Need to establish and maintain customer relationships

The market for the Company's products and services is rapidly evolving. The Company is unable to predict whether its planned products and services will satisfy customer demands or if they will be supplanted by new products and services. To date, the Company has developed no customer relationships. The Company's efforts to market and sell its services could be significantly affected by competitive and technological developments. If this occurs and if the Company is unable to adapt quickly enough to the change, it may fail to develop customer relationships, and maintain those relationships, and its business, financial condition and results of operations could be materially adversely affected.

Employees or related third parties may engage in misconduct or other improper activities

The Company is exposed to the risk that employee fraud or other misconduct could occur. Misconduct by employees could include misappropriation of trade secrets or other intellectual property or proprietary information of the Company or other persons or entities and failing to disclose unauthorized activities. It is not always possible to deter or detect employee misconduct, and the precautions taken to prevent and detect this activity may not be effective in controlling unknown or unmanaged risks or losses. The misconduct of one or more of the Company's employees or key third party partners may have a material adverse effect on the Company's business, results of operations, prospects, and financial condition.

Reliance on third parties for product inputs

The Company will rely on various third parties to provide its product inputs, including an exclusive arrangement with a manufacturer in the People's Republic of China. Since the Company's products are imported from the People's Republic of China, restrictions could be imposed by the U.S. government or international governments that could restrict key parts imports. This could drive the cost of goods up and increase expenses. In addition, these third parties may become unable to or refuse to continue to provide these goods and services on commercially reasonable terms

consistent with the Company's business practices, or otherwise discontinue a service important for the Company to continue to operate under normal conditions. If the Company fails to replace these goods and services in a timely manner or on commercially reasonable terms, the operating results and financial condition of the Company could be harmed. In addition, the Company exercises limited control over third-party vendors, which increases vulnerability to problems with goods and services those vendors provide. If the goods and services of the third parties were to fail to perform as expected, it could subject the Company to potential liability, adversely affect renewal rates, and have an adverse effect on the Company's financial condition and results of operations.

No audited financial statements
While the Company has had its financial information reviewed by an independent certified public accountant, this information has not been audited by the accountant. There is no assurance that the Company will have such information audited in the future.

The Company may not obtain sufficient insurance coverage
The cost of insurance policies maintained by the Company to protect the Company's business and assets could increase in the future. In addition, some types of losses, such as losses resulting from natural disasters, generally are not insured because they are uninsurable or it is not economically practical to obtain insurance to cover them. Moreover, insurers recently have become more reluctant to insure against these types of events. Should an uninsured loss or a loss in excess of insured limits occur, this could have a material adverse effect on the Company's business, results of operations and financial condition.

Failure to maintain lease agreement
At the time of the Offerings, the Company is in the process of negotiating a lease agreement for its operating location. The Company believes it will enter into a lease agreement under market terms and will be able to comply with the terms of the lease including making monthly rent payments. Should the Company fail to comply with the terms of the lease, it will need to renegotiate more favorable terms with the owner of the building. If the Company is unable to comply with the terms of the lease, renegotiate more favorable terms or renew the lease upon expiration, the Company will need to find a suitable replacement location with a reasonable lease cost. Failure to find a suitable replacement location in this situation may have an adverse material affect on the Company's operational and financial performance.

BUSINESS

Description of the Business
The Company supplies power banks and chargers to users on the go. It is a mobile charging solution that provides a slim portable battery in convenient and efficient ways, along with a mobile application for easy rentals and returns. These batteries are compatible with all Android and iOS devices. The platform provides on-demand, mobile charging solutions. Designed as a smartphone app, for Android and iOS devices, the platform allows customers to "rent" a charger, carry it with them while their phone charges, and return it to any BatteryXchange kiosk.

Business Plan
We have a two-sided market for end-users and businesses we partner with: we're responding to interest from Special Event Venues, such as Convention Centers and Sporting Arenas, as anchors to our user communities. These Venues will be gateways to surrounding establishments to build out our local markets, adding value to those establishments and our users. Second, Kiosks in Bars and Restaurants have already generated direct BatteryXchange Business to Consumer (B2C) revenue in our pilots.

The Company's Products and/or Services
Kiosks, power banks, and batteries.

Competition
There are a handful of companies with similar offerings and similar technologies: FuelRod, MobileQubes, ChargeRent, CHARGR. However, these services are not pursuing the same community-centric saturation model we are, do not pursue a B2B tie-in, and are more expensive. BatteryXchange views non-portable charging kiosks and personal mobile charging accessories as competition. Non-mobile kiosks, like those found at airports, festivals, and events are strategically placed where there are large audiences in need of charging solutions. However, these kiosks require users to stay plugged into the kiosk. BatteryXchange is mobile; our kiosks dispense a charger and customers can take it with them. And our strategy is to saturate the communities we serve, which allows customers to rent a charger in one location and return it at another. Customers remain fully mobile; our charging solution matches our customers' lifestyle.

Customer Base
The Company's current customer base includes venues and B2C.

Supply Chain
BatteryXchange signed an exclusive agreement with an overseas manufacturer. Our manufacturing partner is a leader in the design and manufacture of batteries. Total lead time, from order to build, is approximately 30 days and another 3-4 weeks delivery time. Our software was developed by a 3rd party company and we are looking at a November launch with the software post raise. The result is an integrated smartphone app and battery kiosk, which connects customers with charging kiosks with a fully integrated GPS location, automated payment, and notification system to create an easy-to-use interface.

Intellectual Property
Registered trademark and copyrights for software.

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
88943524	Mobile device battery chargers; Downloadable mobile application software for mobile and IoT devices, namely, software for pairing users with local charging kiosks; Interactive computer kiosk systems comprised primarily of computers, digital screens, computer hardware, computer peripherals, and computer operating software, for use in public and private places for charging mobile devices	BATTERYXCHANGE	2020-06-02	Published for Opposition	United States
88943689	Mobile device battery chargers; Downloadable mobile application software for mobile and IoT devices, namely, software for pairing users with local charging kiosks; Interactive computer kiosk systems comprised primarily of computers, digital screens, computer hardware, computer peripherals, and computer operating software, for use in public and private places for charging mobile devices	LIVE LIFE CHARGED!	2020-06-02	Published for Opposition	United States
90000937	Mobile device battery chargers; Downloadable mobile application software for mobile and IoT devices, namely, software for pairing users with local charging kiosks; Interactive computer kiosk systems comprised primarily of computers, digital screens, computer hardware, computer peripherals, and computer operating software, for use in public and private places for charging mobile devices	X (logo)	2020-06-14	Published for Opposition	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

None.

DIRECTORS AND OFFICERS

Principal/Director Name: Desmond Wiggan

Dates of Service: 8/2018 - Present Title: CEO
Responsibilities: Strategy and business development Other Experience
Employer: SIAS Group (China) Dates of Service: 8/2017 - 8/2018
Employer's Principal Business: Technology consulting Title: Cross-Border Technology Consultant
Responsibilities: Foster international relationships between American/European/Chinese companies

Principal/Director Name: Aubrey Yeboah

Dates of Service: 8/2018 - Present Title: CMO
Responsibilities: Brand development Other Experience
Employer: SIAS International University Dates of Service: 9/2017 - 5/2019
Employer's Principal Business: Educational institution Title: Graduate Teaching Assistant
Responsibilities: Taught business policy and marketing management Employer: Bread for the City
Dates of Service: 11/2015 -9/2017 Employer's Principal Business: Non-profit
Title: Representative Payee Program Coordinator Responsibilities: Coordinated mental health program services

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees, Desmond and Aubrey.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

The Company has authorized the issuance of three (3) classes of shares: 1) voting Common Stock (5,698,324 shares outstanding), 2) voting Series A1 Preferred Stock (237,430 shares outstanding), and 3) non-voting Series A2 Preferred Stock (0 shares outstanding).

Securities issued pursuant to Regulation CF:

Type of security	Convertible Note
Amount outstanding/Face Value	$111,975
Voting Rights	No
Anti-Dilution Rights	No

The Company has the following debt outstanding:
The officers made a $5,000 equity capital contribution upon the founding of the Company.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Regulation CF Convertible Note	90	$111,975	Startup development, inventory, hiring, sales and marketing.	October 25, 2019	Regulation CF

Ownership
A majority of the Company is owned by co-founders Aubrey Yeboah and Desmond Wiggan.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Desmond Wiggan Jr.	2,805,000 Shares of Common Stock	47.26%
Aubrey Yeboah	2,295,000 shares of Common Stock	38.66%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$117,922	$(722)	$0

Operations
BatteryXchange, Inc. (the "**Company**") was formed on February 27, 2019 under the laws of the State of Delaware, and is headquartered in Huntsville, North Carolina. The Company provides portable batteries and chargers.

Liquidity and Capital Resources
On October 29, 2019, the Company conducted an offering pursuant to Regulation CF and raised $111,975.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering and operations.

Capital Expenditures and Other Obligations
The only capital expenditures the Company plans to make in the future are transitioning "contract" work to full-time employees or "FTE" for business development, marketing and operations personnel.

Valuation
The Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties
The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless the Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.
In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: The principals, directors, and officers of the Company, Desmond Wiggan Jr. and Aubrey Yeboah, periodically give and take related-party advances to and from the Company. These advances do not have specified maturity dates or interest rates. The loans are considered payable on demand, but classified as long-term liabilities and will be outstanding for at least one year, and they bear no interest. The terms may be retroactively revised at a future date.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders: None.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ *Desmond Wiggan Jr.*
(Signature)

Desmond Wiggan Jr.
(Name)

President & Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ *Aubrey Annoh-Yaboah*
(Signature)

Aubrey Annoh-Yeboah
(Name)

Chief Marketing Officer & Secretary
(Title)

April 30, 2021
(Date)

/s/ *Desmond Wiggan Jr.*
(Signature)

Desmond Wiggan Jr.
(Name)

President & Chief Executive Officer
(Title)

April 30, 2021
(Date)

Instructions.
1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2.   The name of each person signing the form shall be typed or printed beneath the signature.
Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
Financial Statements